SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

News Release	April 26, 2006 at 10.00 GMT

Stora Enso Interim Review January–March 2006

Profitability improved mainly due to higher prices

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s first quarter 2006 results improved as average product prices rose and demand remained good. Profitability was negatively impacted as a consequence of the standstill at Port Hawkesbury Mill in Canada and higher energy costs.

First Quarter Results (compared with previous quarter)

Stora Enso’s earnings per share were EUR 0.20 (EUR 0.13) excluding non-recurring items. Operating profit excluding non-recurring items rose by 60.5% to EUR 194.1 (EUR 120.9) million, which is 5.4% of sales. Profit before tax amounted to EUR 210.9 (EUR 96.4) million excluding non-recurring items.

Sales at EUR 3 607.7 million were similar to the previous quarter’s EUR 3 636.1 million. Cash flow from operations was EUR 288.6 (EUR 169.7) million and cash flow after investing activities EUR 120.9 (EUR -109.7) million. Cash earnings per share were EUR 0.54 (EUR 0.50) excluding non-recurring items.

Net financial items were EUR 115.2 (EUR -48.9) million, including a non-recurring capital gain of EUR 130.0 million from the sale of the shares in Sampo Oyj for EUR 155.4 million.

There were two non-recurring items with a net impact of EUR -23.2 million on operating profit (based on pulp prices and exchange rates at the end of March) related to the divestments of Grycksbo Mill and Linghed Sawmill in Sweden as part of the previously announced Asset Performance Review.

Key figures

EUR million	2004	2005	Q1/05	Q4/05	Q1/06
Sales	12 395.8	13 187.5	3 144.9	3 636.1	3 607.7
EBITDA1)2)	1 508.4	1 487.4	388.8	411.6	463.3
Operating profit2)4)	426.7	357.5	112.7	120.9	194.1
Non-recurring items (operational)	369.7	-451.4	—	-439.4	-23.2
Non-recurring items (financial)	—	—	—	—	130.0
Operating margin2)4), %	3.4	2.7	3.6	3.3	5.4
Operating profit4)	796.4	-93.9	112.7	-318.5	170.9
Profit before tax and minority interests2)4)	359.6	273.1	83.6	96.4	210.9
Profit before tax and minority interests4)	729.3	-178.3	83.6	-343.0	317.7
Net profit for the period4)	747.8	-126.3	60.0	-244.2	226.4
EPS2), Basic, EUR	0.25	0.28	0.07	0.13	0.20
EPS, Basic, EUR	0.89	-0.16	0.07	-0.31	0.29
CEPS2)3), EUR	1.67	1.70	0.41	0.50	0.54
ROCE2), %	3.0	3.1	4.1	4.1	6.5
1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares
4)	The comparative figures exclude goodwill amortisation of EUR 90.3 million for 2004

First Quarter Results (compared with Q1/2005)

Sales at EUR 3 607.7 million were 14.7% higher than in the first quarter of 2005, due to the impact of the Schneidersöhne acquisition, increased prices in all segments and increased deliveries in Fine Paper and Packaging Boards.

Operating profit excluding non-recurring items increased by EUR 81.4 million and was higher in all segments, mainly because prices rose.

Profit before taxes and minority interests excluding non-recurring items increased by EUR 127.3 million and earnings per share excluding non-recurring items increased by EUR 0.13 to EUR 0.20. Earnings per share including non-recurring items were EUR 0.29 (EUR 0.07).

Near-term Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe the increase in advertising and direct marketing evidenced early in the year should continue to stimulate demand for advertising-driven paper grades. Demand for publication paper remains good with prices stable. Fine paper demand during the second quarter is expected to be somewhat weaker than in the first quarter due to seasonal reasons. Some price increases for certain uncoated grades have been announced. Demand for packaging boards is forecast to remain good and some price increases for industrial packaging grades have also been announced. The demand for wood products is generally good, allowing for some price increases. Notwithstanding these factors, it is anticipated that overall trading conditions in Europe may not strengthen further from those experienced in the first quarter.”

In North America magazine paper prices are expected to remain stable with seasonal improvement in demand towards the summer. In newsprint the downward trend in demand is expected to continue, but prices should remain stable. The demand and prices for coated fine paper are anticipated to remain stable.

In Asia seasonal improvement in coated fine paper demand should keep prices quite stable.

The Profit 2007 programme is proceeding on schedule. Further details will be reported when the second quarter results are announced.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

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Stora Enso Interim Review January–March 2006

Summary of First Quarter Results (compared with Q4/2005)

•	Sales were EUR 3 607.7 (EUR 3 636.1) million.

•	Operating profit was EUR 194.1 (EUR 120.9) million excluding non-recurring items.

•	Profit before tax was EUR 210.9 (EUR 96.4) million excluding non-recurring items.

•	Earnings per share were EUR 0.20 (EUR 0.13) excluding non-recurring items.

•	Cash earnings per share were EUR 0.54 (EUR 0.50) excluding non-recurring items.

In Europe an increase in advertising and direct marketing spending stimulated demand for advertising-driven paper grades. Demand for newsprint and uncoated magazine paper was stronger than a year ago, whereas demand for coated magazine paper was largely unchanged. However, demand in all publication paper grades was weaker than in the previous quarter owing to seasonal factors. Following the year-end contract negotiations, prices were higher than in the previous quarter and a year ago, with newsprint prices increasing more than magazine paper prices.

In Europe demand for fine paper was better than in the first and last quarters of 2005. Uncoated fine paper prices increased slightly, whereas coated fine paper prices were generally stable. Demand for packaging boards was also strong and better than in either comparative quarter. Some price increases were implemented, mainly in industrial packaging and speciality paper grades. Demand for wood products was good, enabling some price increases, primarily in Europe.

North American demand for newsprint and magazine paper was weaker, but newsprint prices were higher in both comparative quarters. Magazine paper prices remained unchanged from the previous quarter, but were higher than a year ago. Demand for coated fine paper was stronger than in both comparative quarters, with prices unchanged on the previous quarter but higher than a year ago.

Paper and board deliveries totalled 3 619 000 tonnes, which is 133 000 tonnes less than the previous quarter’s 3 752 000 tonnes. Production decreased by 75 000 tonnes from the previous quarter’s 3 826 000 tonnes to 3 751 000 tonnes due to the standstill at Port Hawkesbury Mill in Canada. Deliveries of wood products totalled 1 563 000 cubic metres, which was 143 000 cubic metres less than the previous quarter’s 1 706 000 cubic metres.

Key figures

EUR million	2004	2005	Q1/05	Q4/05	Q1/06
Sales	12 395.8	13 187.5	3 144.9	3 636.1	3 607.7
EBITDA1)2)	1 508.4	1 487.4	388.8	411.6	463.3
Operating profit2)4)	426.7	357.5	112.7	120.9	194.1
Non-recurring items (operational)	369.7	-451.4	—	-439.4	-23.2
Non-recurring items (financial)	—	—	—	—	130.0
Operating margin2)4), %	3.4	2.7	3.6	3.3	5.4
Operating profit4)	796.4	-93.9	112.7	-318.5	170.9
Profit before tax and minority interests2)4)	359.6	273.1	83.6	96.4	210.9
Profit before tax and minority interests4)	729.3	-178.3	83.6	-343.0	317.7
Net profit for the period4)	747.8	-126.3	60.0	-244.2	226.4
EPS2), Basic, EUR	0.25	0.28	0.07	0.13	0.20
EPS, Basic, EUR	0.89	-0.16	0.07	-0.31	0.29
CEPS2)3), EUR	1.67	1.70	0.41	0.50	0.54
ROCE2), %	3.0	3.1	4.1	4.1	6.5
1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares
4)	The comparative figures exclude goodwill amortisation of EUR 90.3 million for 2004

First Quarter Results (compared with Q1/2005)

Sales at EUR 3 607.7 million were 14.7% higher than in the first quarter of 2005, due to the impact of the Schneidersöhne acquisition, increased prices in all segments and increased deliveries in Fine Paper and Packaging Boards.

Operating profit excluding non-recurring items increased by EUR 81.4 million and was higher in all segments, mainly because prices rose.

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Profit before taxes and minority interests excluding non-recurring items increased by EUR 127.3 million and earnings per share excluding non-recurring items increased by EUR 0.13 to EUR 0.20. Earnings per share including non-recurring items were EUR 0.29 (EUR 0.07).

First Quarter Results (compared with Q4/2005)

Sales at EUR 3 607.7 million were similar to the previous quarter’s EUR 3 636.1 million. Deliveries increased in Fine Paper and Packaging Boards, but decreased in Publication Paper, mainly due to the ongoing labour dispute at Port Hawkesbury Mill and in Wood Products due to seasonal weakness.

Operating profit excluding non-recurring items rose by 60.5% to EUR 194.1 (EUR 120.9) million, which is 5.4% of sales. The main reason for the increase in profitability was higher average sales prices. These were partly offset by increased production costs, such as energy and energy-related costs. Operating profit increased in all product segments except Publication Paper, where operating profit decreased by 2.8% as approximately EUR 15 million of potential profit was lost as the Port Hawkesbury Mill has been at a standstill from 24 December 2005 due to a labour dispute.

Operating profit includes a non-cash effect of EUR -17.6 million from the fair valuation of share-based compensation. The negative impact is mainly due to the increased share price and, in accordance with IFRS standards, it must be recorded as personnel expenses. However, the Group has hedged the fair value change and reports the positive non-cash amount of EUR 41.7 million in financial items according to IFRS standards.

There were two non-recurring items with a net impact of EUR -23.2 million on operating profit (based on pulp prices and exchange rates at the end of March) related to the divestments of Grycksbo Mill and Linghed Sawmill in Sweden as part of the previously announced Asset Performance Review.

The share of associated company results amounted to EUR 31.6 (EUR 24.4) million, primarily due to income from forest-holding associates in Finland and Sweden, and Veracel.

Net financial items were EUR 115.2 (EUR -48.9) million, including a non-recurring capital gain of EUR 130.0 million from the sale of the shares in Sampo Oyj for EUR 155.4 million. Net interest decreased to EUR -44.2 (EUR -53.4) million. Net foreign exchange losses were EUR 7.0 (gains EUR 1.2) million. Other financial items totalled EUR 36.4 (EUR 3.3) million, mainly related to unrealised changes in fair values of financial instruments, including the hedges for the employee option programmes.

Profit before tax amounted to EUR 210.9 (EUR 96.4) million excluding non-recurring items.

Net taxes totalled EUR -91.3 (positive EUR 98.8) million, leaving a net profit for the quarter of EUR 226.4 million (EUR 244.2 million loss). The profit attributable to minority shareholders was EUR 1.4 (EUR 0.6) million, leaving a profit of EUR 225.0 million attributable to Company shareholders.

Earnings per share were EUR 0.20 (EUR 0.13) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.29 (EUR -0.31).

The return on capital employed was 6.5% (4.1%) excluding non-recurring items. Capital employed was EUR 11 951.5 million on 31 March 2006, a net decrease of EUR 151.5 million. Capital employed decreased mainly due to low capital expenditure and translation differences. Working capital increased slightly during the quarter mainly because sales receivables increased as sales prices rose.

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Capital Structure

EUR million	31 Dec 05	31 Mar 05	31 Mar 06
Fixed assets	11 616.8	11 104.7	11 454.3
Working capital	1 761.1	1 499.0	1 832.9

Operating Capital	13 377.9	12 603.7	13 287.2
Net tax liabilities	-1 274.8	-1 484.8	-1 335.7

Capital Employed	12 103.1	11 118.9	11 951.5
Associated companies	719.9	588.9	754.7

Total	12 823.0	11 707.8	12 706.2

Shareholders’ equity	7 645.3	7 672.0	7 497.6
Minority interests	93.6	108.2	93.0
Interest-bearing net liabilities	5 084.1	3 927.6	5 115.6

Financing Total	12 823.0	11 707.8	12 706.2

Financing

Cash flow from operations was EUR 288.6 (EUR 169.7) million and cash flow after investing activities EUR 120.9 (EUR -109.7) million. The improvement in cash flow was due to the improved profitability and decreased capital expenditure. Cash earnings per share were EUR 0.54 (EUR 0.50) excluding non-recurring items.

At the end of the period, interest-bearing net liabilities were EUR 5 115.6 million, an increase of EUR 31.5 million caused by the EUR 354.9 million dividend for 2005 being deducted from equity and entered into current interest-bearing liabilities for payment on 5 April 2006. This increase was partly compensated by the improved cash flow. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.1 billion.

Shareholders’ equity amounted to EUR 7.5 billion or EUR 9.51 (EUR 9.70) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 31 March 2006 of EUR 10.3 billion.

The debt/equity ratio at 31 March 2006 was 0.68 (0.66). The currency effect on equity was EUR -11.4 million net of the hedging of equity translation risks.

Cash Flow

EUR million	2005	Q1/05	Q4/05	Q1/06
Operating profit	-93.9	112.7	-318.5	170.9
Adjustments	1 439.4	284.9	567.8	307.6
Change in working capital	-288.5	-236.0	-79.6	-189.9

Cash Flow from Operations	1 057.0	161.6	169.7	288.6
Capital Expenditure	-1 145.3	-357.7	-279.4	-167.7

Cash Flow after Investing Activities	-88.3	-196.1	-109.7	120.9

Capital Expenditure for the First Quarter

Capital expenditure for the first quarter totalled EUR 167.7 million. The Group maintains its capital expenditure target for 2006 of EUR 800 million, which would be less than depreciation for the year.

The main ongoing projects during the first quarter were the completion of the new paper machine 12 at Kvarnsveden Mill (EUR 13.4 million), the new boiler at Hylte Mill (EUR 12.4 million) and the Skoghall Energy 2005 project (EUR 12.1 million).

During the quarter Stora Enso decided to invest EUR 47 million in rebuilding the woodhandling department at Varkaus Mill in Finland. The project will start in May 2006 and is expected to be completed in September 2007, subject to local acceptance of the Varkaus Mill development plan.

First Quarter Events

January

Stora Enso announced that following the detailed due diligence process, it had decided to withdraw from the consumer board joint-venture project in China first announced in August 2005.

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February

Stora Enso signed an agreement to sell its Grycksbo Mill in Sweden to Accent, a Stockholm-based private equity firm. The transaction, which is part of Stora Enso’s Asset Performance Review (APR), was closed on 31 March 2006. The Group also signed an agreement to sell its Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden. The transfer took effect immediately after the announcement on 28 February and included buildings, stocks and production assets.

March

Stora Enso decided to restart operations at Veitsiluoto Sawmill in Northern Finland in spring 2006. The mill had been idle and the personnel laid off temporarily since July 2005 owing to severe profitability problems. The key consideration in the decision to restart the mill was the wood flows in the region. The restart is expected to result in satisfactory profitability of the mill at lower production volume. The annual capacity in one-shift operation is 100 000 m3 (former annual capacity was 300 000 m3).

Stora Enso launched an exchange offer for its 7.375% notes due 2011 and an issuance of new notes. The result of the exchange offer was that USD 281 229 000 in principal amount of the old notes (approximately 37.5%) were validly tendered. At settlement Stora Enso delivered to participating holders the new 6.404% notes due 2016.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA.

Following the 2004 inspections, on 5 April 2006 Stora Enso received from the Finnish Competition Authority a request for a response concerning alleged price collaboration and exchange of information between forest companies in connection with the purchasing of timber in Finland from 1997 to 2004. Stora Enso will investigate the matter and intends to provide its response by 15 May 2006 as requested.

No provision has been made in Stora Enso’s accounting for the above-mentioned investigations and lawsuits.

Changes in Executive Management Group (EMG)

Yngve Stade, Senior Executive Vice President, Corporate Support and Country Manager Sweden, retired on 31 March 2006.

Changes in Organisational Structure

The following changes took effect from 1 February 2006.

Finance and Strategy

Strategy, Mergers & Acquisitions, Business Intelligence, Investments and Corporate Affairs were merged with Finance, Accounting, Legal and IR. The new staff function, Finance and Strategy, is headed by Hannu Ryöppönen, CFO.

Latin America

The Latin America division, headed by Nils Grafström, Executive Vice President, Latin America, reports to Jukka Härmälä, CEO.

The following changes took effect from 1 April 2006.

Corporate Technology and Asia Pacific

The new staff function Corporate Technology and Asia Pacific is responsible for Energy Services, Corporate R&D, the Pulp Competence Centre, Asia Pacific and Russia. It is headed by Markku Pentikäinen, Executive Vice President, who reports to Jukka Härmälä, CEO.

Corporate Services

Corporate Services includes Corporate IT, HR, Business Excellence and Procurement, and is headed by Christer Ågren, Senior Executive Vice President and Country Manager Sweden.

Forest Products

Environment services report to Elisabet Salander Björklund, Senior Executive Vice President, Stora Enso Forest Products.

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Share Capital

The Annual General Meeting (AGM) of Stora Enso Oyj on 21 March 2006 decided to lower the Company’s share capital by EUR 39.9 million through the cancellation of 38 600 A shares and 23 400 000 R shares. These shares had been repurchased at a cost of EUR 249.1 million, and the reduction in share capital was registered in the Finnish Trade Register on 31 March 2006.

The 2005 AGM also authorised the Board to repurchase and dispose of not more than 17 700 000 A shares and 60 100 000 R shares in the Company. There were no repurchases during the first quarter.

During the quarter a total of 460 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 February 2006.

During the first quarter the Company allocated 10 858 of the repurchased R shares under the terms of the Stora Enso North America Option Plan.

On 31 March 2006 Stora Enso had 178 120 718 A shares and 611 417 781 R shares in issue, of which the Company held no A shares and 962 594 R shares with a nominal value of EUR 1.6 million. The holding represents 0.1% of the Company’s share capital and 0.04% of the voting rights.

Other Decisions of the Annual General Meeting on 21 March 2006

The proposed dividend of EUR 0.45 per share was approved.

Dominique Hériard Dubreuil was elected as a new member of the Board of Directors.

The AGM also approved a proposal to appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) members of the Board of Directors, (c) the remuneration for Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors.

Decisions by Board of Directors

At its meeting held after the AGM, the Stora Enso Board of Directors elected from among its members Claes Dahlbäck as its Chairman and Ilkka Niemi as Vice Chairman.

Jan Sjöqvist (chairman), Lee A. Chaden, Claes Dahlbäck, Birgitta Kantola and Ilkka Niemi will continue as members of the Financial and Audit Committee.

Claes Dahlbäck (chairman), Ilkka Niemi and Matti Vuoria will continue as members of the Compensation Committee. Dominique Hériard Dubreuil was elected a new member of this committee.

Events after the Period

On 3 April Corenso United Oy Ltd signed an agreement with Foshan Huaxin Packaging Co., Ltd. to purchase the assets of its core manufacturing plant in Nanhai, Foshan in Guangdong Province. The transaction is expected to be completed during the second quarter of 2006. Corenso will relocate the production to a new core manufacturing plant with an annual capacity of 20 000 tonnes in Sanshui, Foshan, which will start production in 2007.

On 25 April Stora Enso signed an agreement with Shandong Huatai Paper to form an equity joint-venture company in publication paper. The total investment is estimated to be approximately USD 100 million (EUR 83 million) of which Stora Enso’s share is 60%. The joint venture’s paper machine, with a planned annual capacity of up to 200 000 tonnes, in Dongying in Shandong province, is expected to start up in late 2007, subject to the issuing of permits. Its output will be suitable for the growing SC paper market in China.

In April Stora Enso offered to sell additional notes due 2016 for cash, which are fungible with the notes offered in the Exchange Offer launched in March 2006. The Group also offered to sell for cash 30-year notes in a separate tranche. The maturity of the USD 207 938 000 additional 10-year notes is 15 April 2016 and fully fungible with the new notes from the Exchange Offer in March. As a result, the additional notes and the new notes have an aggregate principal amount of USD 507 928 000. The issue pays a coupon of 6.404%. The 30-year issue was upsized from USD 250 000 000 to USD 300 000 000 due to strong demand, and the maturity of these notes is 15 April 2036. The issue pays a coupon of 7.250%.

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Near-term Outlook

In Europe the increase in advertising and direct marketing evidenced early in the year should continue to stimulate demand for advertising-driven paper grades. Demand for publication paper remains good with prices stable. Fine paper demand during the second quarter is expected to be somewhat weaker than in the first quarter due to seasonal reasons. Some price increases for certain uncoated grades have been announced. Demand for packaging boards is forecast to remain good and some price increases for industrial packaging grades have also been announced. The demand for wood products is generally good, allowing for some price increases. Notwithstanding these factors, it is anticipated that overall trading conditions in Europe may not strengthen further from those experienced in the first quarter.

In North America magazine paper prices are expected to remain stable with seasonal improvement in demand towards the summer. In newsprint the downward trend in demand is expected to continue, but prices should remain stable. The demand and prices for coated fine paper are anticipated to remain stable.

In Asia seasonal improvement in coated fine paper demand should keep prices quite stable.

The Profit 2007 programme is proceeding on schedule. Further details will be reported when the second quarter results are announced.

This report is unaudited.

Helsinki, 26 April 2006

Stora Enso Oyj

Board of Directors

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Segments

Publication Paper

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Change % Q1/Q4
Sales	4 675.9	1 104.4	1 125.3	1 166.0	1 280.2	1 171.0	-8.5
Operating profit*	193.3	21.6	31.5	67.9	72.3	70.3	-2.8
% of sales	4.1	2.0	2.8	5.8	5.6	6.0
ROOC, %**	4.4	2.0	2.8	5.9	6.4	6.3
Deliveries, 1 000 t	7 008	1 685	1 708	1 734	1 881	1 666	-11.4
Production, 1 000 t	7 087	1 759	1 587	1 849	1 892	1 717	-9.2

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 171.0 million, down 9% on the previous quarter mainly due to seasonally weak sales at the beginning of the year and the labour dispute at Port Hawkesbury Mill. However, operating profit at EUR 70.3 million was almost unchanged on the previous quarter as higher sales prices offset higher energy costs and production lost at Port Hawkesbury Mill.

In Europe demand for newsprint and uncoated magazine paper was considerably stronger than a year ago, whereas demand for coated magazine paper was almost unchanged, although demand was seasonally weaker than in the previous quarter in all product segments. Producer inventories increased but customer inventories were stable. Prices were higher than in the previous quarter and a year ago in all grades, especially newsprint.

In North America demand was weaker than a year ago in all grades and seasonally weaker than in the previous quarter. The market remained healthy in newsprint and quite good in coated magazine paper. Inventories decreased. Newsprint prices were higher than in the previous quarter and a year ago, whereas magazine paper prices remained unchanged from the previous quarter, but were higher than a year ago.

Fine Paper

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Change % Q1/Q4
Sales	2 690.3	708.7	618.3	625.4	737.9	776.3	5.2
Operating profit*	62.2	48.1	-13.6	-1.2	28.9	52.7	82.4
% of sales	2.3	6.8	-2.2	-0.2	3.9	6.8
ROOC, %**	2.2	6.8	-1.9	-0.2	4.2	7.6
Deliveries, 1 000 t	3 521	960	808	811	942	994	5.5
Production, 1 000 t	3 554	943	715	914	982	1 029	4.8

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 776.3 million, up 5% on the previous quarter mainly due to increased sales volume. Operating profit was EUR 52.7 million, up EUR 23.8 million on the previous quarter due to improved volume, prices and cost efficiency.

In Europe demand for fine paper was strong in the first quarter and better than in the previous quarter and a year ago. Prices increased slightly in uncoated fine paper and were stable in coated fine paper. Inventories were normal at the end of the quarter.

In North America demand for coated fine paper was stronger than in the previous quarter and a year ago. Coated fine paper prices were stable, but higher than a year ago. The Group’s inventories have somewhat increased due to improved productivity.

In Asia coated fine paper demand and prices were generally stable during the quarter.

Merchants

Sales were EUR 496.3 million, up 4% on the previous quarter mainly due to increased volumes. Operating profit was EUR 9.6 million, compared with a loss of EUR 1.9 million in the previous quarter, which was significantly affected by the fair value accounting of acquired inventories. Integration of the recent acquisitions is proceeding according to plan and expected synergy benefits are being achieved.

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Packaging Boards

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Change % Q1/Q4
Sales	3 190.2	794.5	768.2	788.7	838.8	869.0	3.6
Operating profit*	220.0	72.0	11.9	73.5	62.6	99.5	58.9
% of sales	6.9	9.1	1.5	9.3	7.5	11.4
ROOC, %**	7.3	9.3	1.5	9.6	8.3	13.4
Deliveries, 1 000 t	3 621	929	873	890	929	959	3.2
Production, 1 000 t	3 678	1 002	715	1 009	952	1 005	5.6

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 869.0 million, up 4% on the previous quarter mainly due to higher sales volumes. Operating profit was EUR 99.5 million, up EUR 36.9 million on the previous quarter mainly due to higher volumes, somewhat higher prices and lower maintenance costs.

Demand was good and deliveries higher than in the previous quarter and a year ago. Prices were stable in consumer boards and rose in industrial packaging boards and speciality papers.

Demand is generally forecast to remain good and some price increases have been announced for industrial packaging grades.

Wood Products

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Change % Q1/Q4
Sales	1 588.3	366.9	433.7	398.0	389.7	377.1	-3.2
Operating profit*	-3.1	-4.0	9.9	-1.8	-7.2	3.8	n/a
% of sales	-0.2	-1.1	2.3	-0.5	-1.8	1.0
ROOC, %**	-0.5	-2.3	5.5	-1.0	-4.2	2.3
Deliveries, 1 000 m3	6 741	1 541	1 855	1 639	1 706	1 563	-8.4

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 377.1 million, down 3% on the previous quarter due to seasonal weakness in production and invoicing volumes. However, operating profit was up EUR 11.0 million on the previous quarter, mainly because prices increased while production and fixed costs decreased, partially offsetting the persistent pressure from increasing raw material costs.

Good demand for wood products allowed some price increases. However, trading conditions remained challenging and profitability continued at a low level.

The outlook for the European construction market remains firm with prices rising in all major markets. The US construction market is relatively stable, although prices declined slightly in the first quarter. In Japan demand remained strong in all product segments, but price rises were offset by currency weakness.

The joinery industries and retail business remain stable in Europe and overseas markets.

Wood Supply

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.8 million cubic metres, up 3% on the previous quarter.

The supply of short-fibre pulpwood was stable and stocks of coniferous pulpwood are still high in the Nordic region. The supply of sawlogs in the Baltic States is becoming tighter as the effects of the storm in Sweden in 2005 dissipate. Deliveries of pulpwood and sawlogs to some mills in Continental Europe were below target.

10(18)

Financials

Key Ratios	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06
Earnings per share (basic), EUR	0.07	-0.01	0.08	-0.31	-0.16	0.29
Earnings per share excl. non-recurring items, EUR	0.07	0.00	0.08	0.13	0.28	0.20
Cash earnings per share (CEPS), EUR	0.41	0.35	0.44	0.42	1.62	0.63
CEPS excl. non-recurring items, EUR	0.41	0.35	0.44	0.50	1.70	0.54

Return on capital employed (ROCE), %	4.1	0.2	3.7	-10.7	-0.8	5.7
ROCE excl. non-recurring items, %	4.1	0.6	3.7	4.1	3.1	6.5
Return on equity (ROE), %	3.0	-0.4	3.5	-12.6	-1.6	11.8
Debt/equity ratio	0.51	0.58	0.62	0.66	0.66	0.68
Equity per share, EUR	9.46	9.46	9.67	9.70	9.70	9.51
Equity ratio, %	45.8	45.0	43.2	42.8	42.8	42.0

Operating profit, % of sales	3.6	0.2	3.3	-8.8	-0.7	4.7
Operating profit excl. non-recurring items, % of sales	3.6	0.6	3.3	3.3	2.7	5.4
Capital expenditure, EUR million	356.6	253.0	256.3	279.4	1 145.3	167.7
Capital expenditure, % of sales	11.3	7.9	8.0	7.7	8.7	4.6
Capital employed, EUR million	11 119	11 273	11 740	12 103	12 103	11 952
Interest-bearing net liabilities, EUR million	3 928	4 340	4 699	5 084	5 084	5 116

Average number of employees	44 870	45 670	46 418	46 166	46 166	46 056
Average number of shares (million)
periodic	816.3	800.0	790.5	788.6	798.7	788.6
cumulative	816.3	808.1	802.1	798.7	798.7	788.6
cumulative, diluted	816.9	808.7	802.6	799.2	799.2	789.1

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 05	31 Mar 06	31 Dec 05	31 Mar 06
SEK	9.3885	9.4315	9.2824	9.3487
USD	1.1797	1.2104	1.2446	1.2031
GBP	0.6853	0.6964	0.6839	0.6863
CAD	1.3725	1.4084	1.5087	1.3887

Condensed Consolidated Income Statement

EUR million	2005	Q1/2005	Q1/2006
Sales	13 187.5	3 144.9	3 607.7
Other operating income	80.1	19.6	50.2
Materials and services	-7 232.3	-1 674.0	-1 987.7
Freight and sales commissions	-1 493.0	-347.4	-392.7
Personnel expenses	-2 216.6	-556.6	-597.3
Other operating expenses	-991.9	-197.7	-240.1
Depreciation and impairment	-1 427.7	-276.1	-269.2

Operating Profit	-93.9	112.7	170.9
Share of results of associated companies	67.2	14.0	31.6
Net financial items	-151.6	-43.1	115.2

Profit before Tax	-178.3	83.6	317.7
Income tax	52.0	-23.6	-91.3

Net Profit for the Period	-126.3	60.0	226.4

Attributable to:
Company shareholders	-130.0	58.6	225.0
Minority interests	3.7	1.4	1.4

	-126.3	60.0	226.4

Key Ratios
Basic earnings per share, EUR	-0.16	0.07	0.29
Diluted earnings per share, EUR	-0.16	0.07	0.29

11(18)

Condensed Consolidated Cash Flow Statement

EUR million	2005	Q1/2005	Q1/2006
Cash Flow from Operating Activities
Operating profit	-93.9	112.7	170.9
Adjustments	1 439.4	284.9	307.6
Change in net working capital	-288.5	-236.0	-189.9
Change in short-term interest-bearing receivables	9.8	69.0	32.2

Cash Flow Generated by Operations	1 066.8	230.6	320.8
Net financial items	-117.5	-24.8	7.8
Income taxes paid	-209.0	-51.8	-10.3

Net Cash Provided by Operating Activities	740.3	154.0	318.3

Cash Flow from Investing Activities
Acquisitions of Group companies	-323.9	-48.8	-7.4
Acquisitions of associated companies	-55.7	0.0	0.0
Proceeds from sale of fixed assets and shares	104.9	2.9	206.3
Capital expenditure	-1 145.3	-357.7	-167.7
Proceeds from the long-term receivables, net	98.3	-0.2	-14.6

Net Cash Used in Investing Activities	-1 321.7	-403.8	16.6

Cash Flow from Financing Activities
Change in long-term liabilities	671.3	10.7	97.8
Change in short-term borrowings	674.9	363.0	-425.7
Dividends paid	-365.3	0.0	0.0
Minority dividends	-0.3	0.0	-0.5
Options exercised	0.0	0.0	-1.3
Purchase of own shares	-344.6	-106.6	0.0

Net Cash Used in Financing Activities	636.0	267.1	-329.7

Net Increase in Cash and Cash Equivalents	54.6	17.3	5.2
Cash and bank in acquired companies	10.3	0.0	0.7
Cash and bank in sold companies	0.0	0.0	-0.6
Translation differences on cash holdings	12.2	1.9	-3.8
Cash and bank at the beginning of period	274.3	274.3	351.4

Cash and Cash Equivalents at Period End	351.4	293.5	352.9

12(18)

Condensed Consolidated Balance Sheet

EUR million		31 Dec 05	31 Mar 05	31 Mar 06
Assets

Fixed and Other Long-term Assets
Fixed assets	O	11 092.7	10 843.4	10 850.0
Biological assets	O	76.8	64.0	77.5
Emission rights	O	43.7	64.7	123.9
Investment in associated companies		719.9	588.9	754.7
Listed securities	I	211.6	236.5	83.5
Unlisted shares	O	403.6	132.6	402.9
Non-current loan receivables	I	127.6	230.6	141.8
Deferred tax assets	T	72.2	19.2	65.2
Other non-current assets	O	269.4	233.7	257.2

		13 017.5	12 413.6	12 756.7

Current Assets
Inventories	O	2 150.5	1 950.8	2 210.6
Tax receivables	T	108.5	159.1	112.6
Operative receivables	O	2 157.9	1 938.0	2 260.8
Interest-bearing receivables	I	309.2	215.4	365.8
Cash and cash equivalents	I	351.4	293.5	352.9

		5 077.5	4 556.8	5 302.7

Total Assets		18 095.0	16 970.4	18 059.4

Shareholders’ Equity and Liabilities
Shareholders’ Equity		7 645.3	7 672.0	7 497.6
Minority Interests		93.6	108.2	93.0

Total Equity		7 738.9	7 780.2	7 590.6

Long-term Liabilities
Pension provisions	O	494.0	658.5	492.3
Other provisions	O	142.6	63.2	138.0
Deferred tax liabilities	T	1 076.2	1 281.0	1 129.6
Long-term debt	I	4 353.9	3 167.2	4 392.1
Long-term operative liabilities	O	204.7	222.1	303.6

		6 271.4	5 392.0	6 455.6

Current Liabilities
Current portion of long-term debt	I	385.0	335.6	159.5
Interest-bearing liabilities	I	1 345.0	1 400.8	1 508.0
Operative liabilities	O	1 975.4	1 679.7	1 961.8
Tax liabilities	T	379.3	382.1	383.9

		4 084.7	3 798.2	4 013.2

Total Liabilities		10 356.1	9 190.2	10 468.8

Total Shareholders’ Equity and Liabilities		18 095.0	16 970.4	18 059.4

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

13(18)

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.7	7 952.9
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.1	—	-10.1

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 950.7	8 051.1
Restatement of opening balance
Effect of adopting IFRS 2	—	—	—	—	—	-14.8	-14.8

Balance at 1 January 2005 (restated)	1 423.3	1 009.2	-180.8	67.6	-218.9	5 935.9	8 036.3
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net profit for the period	—	—	—	—	0.2	-130.0	-129.8
OCI entries	—	—	—	400.4	—	—	400.4
Translation adjustment	—	—	—	—	91.6	—	91.6

Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	5 397.4	7 645.3
Cancellation of Stora Enso Oyj shares	-39.9	-209.2	249.1	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	-1.3	0.1	—	—	—	-1.2
Net profit for the period	—	—	—	—	4.2	225.0	229.2
OCI entries	—	—	—	-9.4	—	—	-9.4
Translation adjustment	—	—	—	—	-11.4	—	-11.4

Balance at 31 March 2006	1 342.2	574.3	-10.7	458.6	-134.3	5 267.5	7 497.6

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2005	Q1/2005	Q1/2006
Carrying value at 1 January	10 715.5	10 715.5	11 213.2
Acquisition of subsidiary companies	388.3	0.0	8.4
Additions	1 129.6	356.6	165.1
Additions in biological assets, IAS 41	15.7	1.1	2.6
Change in emission rights	43.7	64.7	80.2
Disposals	-12.5	-2.7	-61.0
Depreciation, amortisation and impairment	-1 427.7	-276.1	-269.2
Translation difference and other	360.6	113.0	-87.9

Balance Sheet Total	11 213.2	10 972.1	11 051.4

Acquisitions of Subsidiary Companies
Cash and cash equivalents	10.3	0.0	0.7
Working capital	171.4	0.0	-1.2
Operating fixed assets	274.3	0.0	1.8
Interest-bearing assets	0.0	0.0	0.0
Tax liabilities	-59.8	0.0	0.3
Interest-bearing liabilities	-274.6	0.0	-0.6
Non-cash share exchange	-5.0	-5.0	0.0
Minority interests	93.3	-43.8	-0.2

Fair value of net assets	209.9	-48.8	0.8
Goodwill	114.0	0.0	6.6

Total Purchase Consideration	323.9	-48.8	7.4

14(18)

Borrowings

EUR million	2005	Q1/2005	Q1/2006
Non-current borrowings	4 353.9	3 167.2	4 392.1
Current borrowings	1 730.0	1 736.4	1 667.5

	6 083.9	4 903.6	6 059.6

Carrying value at 1 January	4 027.6	4 027.6	6 083.9
Debt acquired with new subsidiaries	274.6	0.0	0.6
Debt disposed with sold subsidiaries	0.0	0.0	-4.3
Proceeds from / payments of borrowings (net)	1 346.2	373.7	-327.9
Translation difference and other*	435.5	502.3	307.3

Total Borrowings	6 083.9	4 903.6	6 059.6

*)	Includes dividend liability of EUR 365.3 million in Q1/2005 and EUR 354.9 million in Q1/2006.

Commitments and Contingencies

EUR million	31 Dec 05	31 Mar 05	31 Mar 06
On Own Behalf
Pledges given	1.1	0.3	1.1
Mortgages	212.8	109.6	211.9
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.8
Guarantees	359.3	235.3	369.0
On Behalf of Others
Pledges given	0.0	0.0	0.0
Mortgages	0.0	0.0	0.0
Guarantees	13.7	6.9	11.7
Other Commitments, Own
Leasing commitments, in next 12 months	34.3	31.9	33.0
Leasing commitments, after next 12 months	148.0	152.3	143.0
Pension liabilities	0.7	1.2	0.5
Other commitments	97.6	106.2	90.7

Total	868.3	644.5	861.7

Pledges given	1.1	0.3	1.1
Mortgages	213.6	110.4	212.7
Guarantees	373.0	242.2	380.7
Leasing commitments	182.3	184.2	176.0
Pension liabilities	0.7	1.2	0.5
Other commitments	97.6	106.2	90.7

Total	868.3	644.5	861.7

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 05	31 Mar 05	31 Mar 06
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	88.1	123.1	78.0	-34.1	43.9
Interest rate options	-1.9	0.0	0.5	-8.1	-7.6
Cross-currency swaps	-6.5	-13.0	0.0	-5.9	-5.9
Forward contracts	-30.5	-9.8	10.0	-7.5	2.5
FX options	-5.7	-1.0	4.7	-3.1	1.6
Commodity contracts	129.6	69.2	213.9	-3.1	210.8
Equity swaps	-1.8	-26.1	55.6	-15.9	39.7

Total	171.3	142.4	362.7	-77.7	285.0

15(18)

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 05	31 Mar 05	31 Mar 06
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	620.1	702.4	0.0
Maturity 2–5 years	1 000.6	393.2	1 038.6
Maturity 6–10 years	1 738.3	1 567.3	1 788.4

	3 359.0	2 662.9	2 827.0
Interest rate options	673.8	148.4	1 753.6

Total	4 032.8	2 811.3	4 580.6

Foreign Exchange Derivatives
Cross-currency swap agreements	72.3	105.4	70.7
Forward contracts	2 442.1	2 428.9	2 129.0
FX Options	1 071.3	695.4	833.2

Total	3 585.7	3 229.7	3 032.9

Commodity Derivatives
Commodity contracts	391.0	517.7	414.9

Total	391.0	517.7	414.9

Equity swaps
Equity swaps	408.5	397.4	400.9

Total	408.5	397.4	400.9

Sales by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06
Publication Paper	1 104.4	1 125.3	1 166.0	1 280.2	4 675.9	1 171.0
Fine Paper	708.7	618.3	625.4	737.9	2 690.3	776.3
Merchants	182.1	217.4	295.2	478.5	1 173.2	496.3
Packaging Boards	794.5	768.2	788.7	838.8	3 190.2	869.0
Wood Products	366.9	433.7	398.0	389.7	1 588.3	377.1
Wood Supply	674.7	563.2	612.4	651.6	2 501.9	674.8
Other	-686.4	-538.8	-666.5	-740.6	-2 632.3	-756.8

Total Sales	3 144.9	3 187.3	3 219.2	3 636.1	13 187.5	3 607.7

Operating Profit by Segment excluding Non-recurring items and Goodwill Amortisation

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06
Publication Paper	21.6	31.5	67.9	72.3	193.3	70.3
Fine Paper	48.1	-13.6	-1.2	28.9	62.2	52.7
Merchants	2.7	1.6	0.9	-1.9	3.3	9.6
Packaging Boards	72.0	11.9	73.5	62.6	220.0	99.5
Wood Products	-4.0	9.9	-1.8	-7.2	-3.1	3.8
Wood Supply	3.1	-10.9	-0.3	-3.7	-11.8	8.9
Other	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7

Operating Profit excl. Goodwill Amortisation	112.7	17.7	106.2	120.9	357.5	194.1

Goodwill amortisation	—	—	—	—	—	—
Non-recurring items	—	-12.0	—	-439.4	-451.4	-23.2

Operating Profit (IFRS)	112.7	5.7	106.2	-318.5	-93.9	170.9
Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6

Profit before Tax and Minority Interests	83.6	-11.9	93.0	-343.0	-178.3	317.7
Income tax expense	-23.6	3.3	-26.5	98.8	52.0	-91.3

Net Profit	60.0	-8.6	66.5	-244.2	-126.3	226.4

16(18)

Non-recurring Items by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06
Publication Paper	—	—	—	-201.6	-201.6	-2.9
Fine Paper	—	—	—	-40.8	-40.8	-22.0
Merchants	—	—	—	-7.9	-7.9
Packaging Boards	—	—	—	-144.4	-144.4
Wood Products	—	-12.0	—	-41.2	-53.2	1.7
Wood Supply	—	—	—	-3.5	-3.5
Other	—	—	—	—	—

Total Non-recurring Items	—	-12.0	—	-439.4	-451.4	-23.2

Operating Profit by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06
Publication Paper	21.6	31.5	67.9	-129.3	-8.3	67.4
Fine Paper	48.1	-13.6	-1.2	-11.9	21.4	30.7
Merchants	2.7	1.6	0.9	-9.8	-4.6	9.6
Packaging Boards	72.0	11.9	73.5	-81.8	75.6	99.5
Wood Products	-4.0	-2.1	-1.8	-48.4	-56.3	5.5
Wood Supply	3.1	-10.9	-0.3	-7.2	-15.3	8.9
Other	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7

Operating Profit excl. Goodwill Amortisation	112.7	5.7	106.2	-318.5	-93.9	170.9

Goodwill amortisation	—	—	—	—	—	—

Operating Profit	112.7	5.7	106.2	-318.5	-93.9	170.9
Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6

Profit before Tax and Minority Interests	83.6	-11.9	93.0	-343.0	-178.3	317.7
Income tax expense	-23.6	3.3	-26.5	98.8	52.0	-91.3

Net Profit	60.0	-8.6	66.5	-244.2	-126.3	226.4

17(18)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	A share	R share	A share	R share	ADRs
January	11.50	11.41	106.00	106.00	13.84
February	12.06	11.98	114.00	112.50	14.20
March	12.77	12.70	120.50	119.00	15.35

Trading Volume	Helsinki		Stockholm		New York
	A share	R share	A share	R share	ADRs
January	64 765	67 360 829	263 598	17 189 147	2 236 700
February	120 779	114 837 376	237 462	33 463 124	2 905 600
March	97 309	148 080 385	391 375	33 838 358	3 993 500

Total	282 853	330 278 590	892 435	84 490 629	9 135 800

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – June 2006	26 July 2006
Interim Review for January – September 2006	26 October 2006

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

18(18)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ HANNU RYÖPPÖNEN
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen
General Counsel

Date: April 26, 2006